October 9, 2012

VIA EDGAR CORRESPONDENCE

Michael Clampitt

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	Oriental Financial Group Inc.

Registration Statement on Form S-1

Filed September 13, 2012

File number 333-183890

Form 10-K

Filed March 9, 2012

File number 1-12647

Dear Mr. Clampitt:

On behalf of Oriental Financial Group Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated October 5, 2012, with respect to the above referenced Registration Statement on Form S-1 filed on September 13, 2012 (the “Registration Statement”) and the above referenced Annual Report on Form 10-K filed on March 9, 2012 (the “Form 10-K”).

The Company has filed today Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. Capitalized terms used but not defined herein are defined in Amendment No. 1.

CLEARY GOTTLIEB STEEN & HAMILTON LLP OR AN AFFILIATED ENTITY HAS AN OFFICE IN EACH OF THE CITIES LISTED ABOVE.

Mr. Michael Clampitt

Securities and Exchange Commission

October 9, 2012

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 1.

Form S-1

Prospectus cover page

1.	Revise to disclose the number of shares in a pre-effective amendment. Note that we may have further comment when the share number is disclosed.

Response

The Company will disclose the number of shares it plans to register in a subsequent pre-effective amendment to the Registration Statement. The Company understands and acknowledges that the Staff may have additional comments after the Company discloses such number.

Recent Developments

Pending Acquisition of BBVAPR, page 3

2.	Revise to use bullets in the third paragraph to disclose the anticipated sources of funds for the acquisition. In this regard, and in reference to the proposed offering of perpetual preferred, disclose, if known, the anticipated date of the offering and whether it is expected to be a public or private offering.

Response

Based on the Staff’s comment, the Company has revised the disclosure on page 4 to use bullets to disclose the anticipated sources of funds for the acquisition. The Company has also indicated in the revised disclosure on page 4 the anticipated timing of the proposed offering of the perpetual preferred stock and that it is expected to be a public offering, all of which is subject to potential change at the Company’s discretion.

3.	Disclose the extent of any material affiliation between the two companies.

Response

Based on the Staff’s comment, the Company has revised the disclosure on page 3 to state that there is no affiliation between the Company and BBVA or any of its subsidiaries, including the BBVAPR Companies.

Mr. Michael Clampitt

Securities and Exchange Commission

October 9, 2012

4.	Please disclose in the summary that BBVAPR Holding Corporation is a privately held company.

Response

Based on the Staff’s comment, the Company has revised the disclosure on page 3 to indicate that the BBVAPR Companies (which include BBVAPR Holding Corporation) are privately held companies.

5.	Discuss to what extent the board and officers of BBVAPR Holding Corporation and its subsidiary operations will be employed by the combined entity.

Response

In response to the Staff’s comment, the Company has added disclosure on page 3 regarding its intention to retain most of the officers and employees of BBVAPR (which includes those of BBVAPR Holding Corporation and its subsidiary companies).

With respect to the Staff’s comment regarding directors of BBVAPR Holding Corporation, if the Company successfully consummates the BBVAPR Acquisition, it will acquire all of the stock of BBVAPR Holding Corporation, which will become a wholly-owned subsidiary of the Company. While the Company expects to merge BBVAPR Holding Corporation into it at or shortly after the consummation of the BBVAPR Acquisition, the Company expects that it will replace the existing board of directors of BBVAPR Holding Corporation and any operating subsidiaries that continue post acquisition as its wholly-owned subsidiaries with members of its management, which could include members of the current management of BBVAPR. The Company does not believe disclosure regarding the boards of directors of its wholly-owned subsidiaries is material to investors and thus has not included additional disclosure regarding BBVAPR Holding Corporation’s post-acquisition directors in Amendment No. 1.

6.	Discuss the impact of the material decrease in assets related to the $1.8 billion deleveraging transactions contemplated on the operations of the combined companies.

Response

Based on the Staff’s comment, the Company has added a “Related Transactions” subsection under “Recent Developments” in the summary to discuss, among other

Mr. Michael Clampitt

Securities and Exchange Commission

October 9, 2012

matters, the anticipated impact of the $1.8 billion deleveraging transactions on the operations of the combined companies.

7.	Disclose under what name the company will go forward after the acquisition.

Response

Based on the Staff’s comment, the Company has revised the disclosure on page 3 to clarify that the Company will continue to use the Oriental Financial Group name after the acquisition.

Signature Page

8.	Please revise to identify the principal accounting officer.

Response

In response to the Staff’s comment, the Company has revised the disclosure on the signature page to identify César A. Ortiz, Senior Vice President and Controller, as the Company’s principal accounting officer.

Form 10-K

9.	Please revise the signature page to identify the principal accounting officer.

Response

In response to the Staff’s comment, the Company respectfully informs the Staff that Cesar Ortiz, the Senior Vice President and Controller, who signed the Form 10-K, is and was at the time he signed the Form 10-K the Company’s principal accounting officer. The Company will identify its principal accounting officer as such in its future 10-K filings.

As requested, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Mr. Michael Clampitt

Securities and Exchange Commission

October 9, 2012

Please direct any comments or questions regarding this filing to Helena K. Grannis at (212) 225-2376.

Very truly yours,

/s/ Helena K. Grannis

Helena K. Grannis

cc:	Ben Phippen, Securities and Exchange Commission

Sharon Blume, Securities and Exchange Commission

David Lyon, Securities and Exchange Commission

Carlos O. Souffront, Oriental Financial Group Inc.

Hugh Gonzalez, Oriental Financial Group Inc.

Leslie N. Silverman, Cleary Gottlieb Steen & Hamilton LLP